SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Access Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

00434L109

(CUSIP Number)

Global Infrastructure Investors II, LLC

Attention: Joseph Blum

12 East 49th Street

New York, New York 10017

(212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 00434L109	Page 1 of 16 Pages

1	NAMES OF REPORTING PERSONS Global Infrastructure Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,771,386(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,771,386(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,771,386(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Includes 33,704,666 Common Units, 34,538,061 Subordinated Units, 5,929,025 Class B Units and 5,599,634 Class C Units.
(2)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Subordinated Units, Class B Units and Class C Units held by the Reporting Person.

13D

CUSIP No. 00434L109	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS Global Infrastructure GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,771,386(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,771,386(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,771,386(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%(2)
14	TYPE OF REPORTING PERSON PN (Guernsey, Channel Islands limited partnership)

(1)	Includes 33,704,666 Common Units, 34,538,061 Subordinated Units, 5,929,025 Class B Units and 5,599,634 Class C Units.
(2)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Subordinated Units, Class B Units and Class C Units held by the Reporting Person.

13D

CUSIP No. 00434L109	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS GIP II Eagle Acquisition Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,115,296 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,115,296 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,115,296 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.1%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Includes 33,147,835 Common Units and 33,967,461 Subordinated Units.
(2)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Subordinated Units held by the Reporting Person.

13D

CUSIP No. 00434L109	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS GIP II Eagle Holdings Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,115,296 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,115,296 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,115,296 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.1%(2)
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

(1)	Includes 33,147,835 Common Units and 33,967,461 Subordinated Units.
(2)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Subordinated Units held by the Reporting Person.

13D

CUSIP No. 00434L109	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS GIP II Hawk Holdings Partnership GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,984,477 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,984,477 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,984,477 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Includes 5,649,160 Class B Units and 5,335,317 Class C Units.
(2)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Class B Units and Class C Units held by the Reporting Person.

13D

CUSIP No. 00434L109	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS GIP II Hawk Holdings Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,984,477 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,984,477 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,984,477 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%(2)
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

(1)	Includes 5,649,160 Class B Units and 5,335,317 Class C Units.
(2)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Class B Units and Class C Units held by the Reporting Person.

13D

CUSIP No. 00434L109	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS GIP II Eagle 2 Holding, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,127,431 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,127,431 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,431 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(2)
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

(1)	Includes 556,831 Common Units and 570,600 Subordinated Units.
(2)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Subordinated Units held by the Reporting Person.

13D

CUSIP No. 00434L109	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS GIP II Hawk 2 Holding, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 544,182 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 544,182 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,182 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

(1)	Includes 279,865 Class B Units and 264,317 Class C Units.
(2)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Class B Units and Class C Units held by the Reporting Person.

13D

CUSIP No. 00434L109	Page 9 of 16 Pages

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends the Schedule 13D filed with the Securities and Exchange Commission on June 25, 2012, as previously amended (the “Schedule 13D”), relating to the Common Units representing limited partner interests (the “Common Units”) of Access Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

ITEM 2.	Identity and Background.

Item 2 is hereby amended and supplemented by the following:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Global Infrastructure Investors II, LLC, a Delaware limited liability company (“Global Investors”);

Global Infrastructure GP II, L.P., a Guernsey limited partnership (“Global GP”);

GIP II Eagle Acquisition Holdings GP, LLC, a Delaware limited liability company (“Eagle GP”);

GIP II Eagle Holdings Partnership, L.P., a Delaware limited partnership (“Eagle Holdings”);

GIP II Hawk Holdings Partnership GP, LLC, a Delaware limited liability company (“Hawk GP”);

GIP II Hawk Holdings Partnership, L.P., a Delaware limited partnership (“GIP II-Hawk”);

GIP II Eagle 2 Holding, L.P., a Delaware limited partnership (“Eagle 2”); and

GIP II Hawk 2 Holding, L.P., a Delaware limited partnership (“Hawk 2”).

Global GP is the general partner of the managing member of the general partner of each of Eagle 2 and Hawk 2.

The address of the principal business and principal office of each of Eagle 2 and Hawk 2 is 12 East 49th Street, 38th Floor, New York, NY 10017. Each of Eagle 2 and Hawk 2 were formed solely for the purpose of investing in the Issuer and its affiliates.

Neither of Eagle 2 nor Hawk 2 has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

13D

CUSIP No. 00434L109	Page 10 of 16 Pages

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On February 1, 2013, Eagle Holdings distributed 556,831 Common Units and 570,600 Subordinated Units to Eagle 2, a limited partner of Eagle Holdings (the “Eagle Distribution”).

On February 1, 2013, GIP II-Hawk distributed 279,865 Class B Units and 264,317 Class C Units to Hawk 2, a limited partner of GIP II-Hawk (the “Hawk Distribution”).

In connection with the distribution to Hawk 2, it is expected that GIP II-Hawk will assign to Hawk 2 the right to designate one of the two directors of the general partner of the Issuer that GIP II-Hawk is entitled to designate. It is expected that Hawk 2 will designate one of the current two designees of GIP II-Hawk to such board, Matthew C. Harris and William A. Woodburn, with GIP II-Hawk designating the other.

Except as set forth above in this Item 4, as amended and supplemented, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (f) of Item 4 of Schedule 13D.

13D

CUSIP No. 00434L109	Page 11 of 16 Pages

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated by the following:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of

Global Infrastructure Investors II, LLC (“Global Investors”) (1) (2) (3) (4) (5) (6)	79,771,386	55.6%	0	79,771,386	0	79,771,386

Global Infrastructure GP II, L.P. (“Global GP”) (1) (2) (3) (4) (5) (6)	79,771,386	55.6%	0	79,771,386	0	79,771,386

GIP II Eagle Acquisition Holdings GP, LLC (“Eagle GP”) (1) (5)	67,115,296	51.1%	0	67,115,296	0	67,115,296

GIP II Eagle Holdings Partnership, L.P. (“Eagle Holdings”) (1) (5)	67,115,296	51.1%	0	67,115,296	0	67,115,296

GIP II Hawk Holdings Partnership GP, LLC (“Hawk GP”) (2) (6)	10,984,477	10.1%	0	10,984,477	0	10,984,477

GIP II Hawk Holdings Partnership, L.P. (“GIP II-Hawk”) (2) (6)	10,984,477	10.1%	0	10,984,477	0	10,984,477

GIP II Eagle 2 Holding, L.P. (“Eagle 2”) (3) (5)	1,127,431	1.2%	0	1,127,431	0	1,127,431

GIP II Hawk 2 Holding, L.P. (“Hawk 2”) (4) (6)	544,182	0.6%	0	544,182	0	544,182

(1)	Eagle Holdings holds 33,147,835 Common Units and 33,967,461 Subordinated Units. Eagle GP, Global GP and Global Investors may be deemed to beneficially own such Units.
(2)	GIP II-Hawk holds 5,649,160 Class B Units and 5,335,317 Class C Units. Hawk GP, Global GP and Global Investors may be deemed to beneficially own such Units.
(3)	Eagle 2 holds 556,831 Common Units and 570,600 Subordinated Units. Global GP and Global Investors may be deemed to beneficially own such Units.
(4)	Hawk 2 holds 279,865 Class B Units and 264,317 Class C Units. Global GP and Global Investors may be deemed to beneficially own such Units.
(5)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Subordinated Units beneficially held by the Reporting Persons. The Subordinated Units may be converted into Common Units on a one-for-one basis after the expiration of the Subordination Period (as defined in the Partnership Agreement), and other circumstances as noted in the Partnership Agreement.
(6)	Based on 97,323,118 Common Units outstanding as of December 18, 2012, and assumes conversion of the Class B Units and Class C Units beneficially held by the Reporting Persons. The Class B Units will be convertible into Common Units on a one-for-one basis at the election of either the holder or the Issuer from the business day after the record date for the distribution on Common Units for the fiscal quarter ending December 31, 2014, and other circumstances as noted in the Partnership Agreement. The Class C Units will be convertible into Common Units on a one-for-one basis at the election of either the holder or the Issuer from the business day after the record date for the distribution on Common Units for the fiscal quarter ending December 31, 2013, and other circumstances as noted in the Partnership Agreement.

13D

CUSIP No. 00434L109	Page 12 of 16 Pages

Eagle Holdings holds 67,115,296 Common Units, consisting of 33,147,835 Common Units and 33,967,461 Subordinated Units. Eagle GP is the general partner of Eagle Holdings and, in such capacity, may be deemed to share beneficial ownership of the Common Units beneficially held by Eagle Holdings.

GIP II-Hawk holds 10,984,477 Common Units, consisting of 5,649,160 Class B Units and 5,335,317 Class C Units. Hawk GP is the general partner of GIP II-Hawk and, in such capacity, may be deemed to share beneficial ownership of the Common Units beneficially held by GIP II-Hawk.

Global GP is the managing member of each of Eagle GP and Hawk GP and, in such capacity, may be deemed to share beneficial ownership of the Common Units beneficially held by Eagle GP and Hawk GP.

Eagle 2 holds 1,127,431 Common Units, consisting of 556,831 Common Units and 570,600 Subordinated Units. Global GP is the general partner of the managing member of the general partner of Eagle 2 and, in such capacity, may be deemed to share beneficial ownership of the Common Units beneficially held by Eagle 2.

Hawk 2 holds 544,182 Common Units, consisting of 279,865 Class B Units and 264,317 Class C Units. Global GP is the general partner of the managing member of the general partner of Hawk 2 and, in such capacity, may be deemed to share beneficial ownership of the Common Units beneficially held by Hawk 2.

Global Investors is the sole general partner of Global GP and, in such capacity, may be deemed to share beneficial ownership of the Common Units beneficially held by Global GP.

Eagle Holdings, Eagle GP, Eagle 2, GIP II-Hawk, Hawk GP, Hawk 2, Global GP and Global Investors may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Units owned beneficially or of record by any other person named in this Item 5(a)-(b).

13D

CUSIP No. 00434L109	Page 13 of 16 Pages

(c) Item 4 above summarizes the Eagle Distribution and the Hawk Distribution and is incorporated herein by reference.

Except for the Eagle Distribution and the Hawk Distribution since the filing of Amendment No. 3 to the Schedule 13D, none of the Reporting Persons or Related Persons has effected any transactions in the Common Units, the Subordinated Units, the Class B Units or the Class C Units.

(d) None.

(e) Not applicable.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement.

13D

CUSIP No. 00434L109	Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2013

GLOBAL INFRASTRUCTURE INVESTORS II, LLC

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Authorized Representative

GLOBAL INFRASTRUCTURE GP II, L.P.
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Authorized Representative

GIP II EAGLE ACQUISITION HOLDINGS GP, LLC

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Officer

GIP II EAGLE HOLDINGS PARTNERSHIP, L.P.
by:	GIP II Eagle Acquisition Holdings GP, LLC, its general partner

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Officer

GIP II HAWK HOLDINGS PARTNERSHIP, L.P.
by:	GIP II Hawk Holdings Partnership GP, LLC, its general partner

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Officer

GIP II HAWK HOLDINGS PARTNERSHIP GP, LLC

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Officer

13D

CUSIP No. 00434L109	Page 15 of 16 Pages

GIP II EAGLE 2 HOLDING, L.P.
by:	GIP II Eagle 2 Holding GP, LLC, its general partner
by:	GIP II-B Eagle AIV 1, L.P., its managing member
by:	Global Infrastructure GP II, L.P., its general partner
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Authorized Representative

GIP II HAWK 2 HOLDING, L.P.
by:	GIP II Eagle 2 Holding GP, LLC, its general partner
by:	GIP II-B Eagle AIV 1, L.P., its managing member
by:	Global Infrastructure GP II, L.P., its general partner
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Authorized Representative

13D

CUSIP No. 00434L109	Page 16 of 16 Pages

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement.